UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-41661

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JIN MEDICAL INTERNATIONAL LTD.

(Registrant’s name)

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No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People’s Republic of China
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Report”) shall be deemed to be incorporated by reference into the registration statement on F-3 (File No. 333-288314) of Jin Medical International Ltd., a Cayman Islands exempted company (the “Company”), initially filed with the U.S. Securities and Exchange Commission on June 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXPLANATORY NOTE

In connection with the 2026 Extraordinary General Meeting of Shareholders (the “Meeting”) of the Company, the Company hereby furnishes the notice of the Meeting and the form of proxy card as Exhibits 99.1 and 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jin Medical International Ltd.
By:	/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer and Director

Date: January 8, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of 2026 Extraordinary General Meeting
99.2	Form of Proxy Card for the 2026 Extraordinary General Meeting